UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

YY Inc.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

98426T106
(CUSIP Number)

May 30, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 98426T106	Page 2 of 5

1	NAMES OF REPORTING PERSONS New Silk Road Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 450,723
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 450,723
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,723
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 98426T106	Page 3 of 5

Item 1.	(a)	Name of Issuer: YY Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

No. 50 Jianzhung Road Tianhe Software Park, Tianhe District Guargzhou, China 510660

Item 2.	(a)	Name of Person Filing: New Silk Road Investment Pte. Ltd.

	(b)	Address of Principal Business Office or, if none, Residence :

50 Collyer Quay #08-01, Oue Bayfront Singapore 049321

	(c)	Citizenship:

Singapore

	(d)	Title of Class of Securities: American Depositary Shares

	(e)	CUSIP Number: 98426T106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 98426T106	Page 4 of 5

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 450,723

	(b)	Percent of Class: 5.02%

	(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote: 450,723
	(ii)	shared power to vote or direct the vote:
	(iii)	sole power to dispose or direct the disposition of:
	(iv)	shared power to dispose or direct the disposition of:

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

Item 7.		Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.		Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98426T106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2013

NEW SILK ROAD INVESTMENT PTE. LTD.

By:	/s/ Hoong Yik Luen
Name:	Hoong Yik Luen
Title:	Director